Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this notice or as to the action you should take, please take advice from a stockbroker, solicitor, accountant or other independent professional adviser.

If you have sold or otherwise transferred all of your shares, please send this document, together with the enclosed documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

It is important that you submit your proxy vote electronically. Proxies may be submitted electronically using Link Group’s Signal Shares share portal service at www.signalshares.com or in hard copy form if you request a hard copy Form of Proxy from the Company’s registrar, Link Group. In order to be valid, proxy appointments must be submitted using Link Group’s Signal Shares share portal service or in hard copy form to Link Group at PXS 1, 34 Beckenham Road, Beckenham, Kent BR3 4ZF, in each case, by no later than 11.00 a.m. on 30 January 2021 or 48 hours before any adjourned meeting. The electronic appointment of a proxy using Link Group’s Signal Shares share portal service or the completion and return of a Form of Proxy in hard copy form would ordinarily not preclude shareholders from attending and voting at the General Meeting should they so wish. However, this is subject to the UK Government’s COVID-19 measures summarised in paragraph 4 of the letter from the Chairman of the Company included in this document, which mean ordinary shareholders are not expected to be allowed to attend the General Meeting in person. Any hard copy Form of Proxy should, to be valid, be completed and signed in accordance with the instructions printed on it.

If you require a hard copy Form of Proxy (or assistance with how to complete, sign and return it) or assistance in submitting your proxy appointment electronically, please call Link Group on +44 (0)371 664 0391. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.30 p.m., Monday to Friday, excluding public holidays in England and Wales.

If you hold your ordinary shares in uncertificated form (i.e. in CREST), you may appoint a proxy for the General Meeting by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual issued by Euroclear so that it is received by the registrar (under CREST Participation ID RA10) by no later than

11.00 a.m. on 30 January 2021. The time of receipt will be taken to be the time from which the registrar is able to retrieve the message by enquiry to CREST in the manner proscribed by CREST.

A copy of this document will also be available on the Company’s website, www.mereobiopharma.com/gm2101

NOTICE OF GENERAL MEETING OF

MEREO BIOPHARMA GROUP PLC

(THE “COMPANY”)

to be held at the 4th Floor, One Cavendish Place, London W1G 0QF, United Kingdom

on 1 February 2021 at 11.00 a.m. (London time) (the “General Meeting”)

Cautionary note regarding forward-looking statements

This document contains statements about the Company that are or may be “forward-looking statements”. All statements, other than statements of historical facts, included in this document may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects” or words or terms of similar substance, or the negative thereof, are forward-looking statements. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of the Company. These factors are discussed in the “Risk Factors” section of the Company’s annual reports and accounts and filings that the Company makes with the Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended

31 December 2019 and subsequent reports on Form 6-K. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Past performance is not a guarantee of future performance. Investors should not place undue reliance on such forward-looking statements and, save as is required by law or regulation, the Company does not undertake any obligation to update publicly or revise any forward-looking statements (including to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based). All subsequent forward-looking statements attributed to the Company or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements contained in this document are based on information available to the Directors of the Company at the date of this document, unless some other time is specified in relation to them, and the posting or receipt of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date.

Notice to overseas persons

The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CONTENTS

Letter from the Chairman of Mereo BioPharma Group plc	4

Notice of General Meeting	8

Letter from the Chairman of Mereo BioPharma Group plc

(Registered and incorporated in England and Wales with Company number 09481161)

Directors:

Dr. Peter Fellner (Non-Executive Chairman)

Dr. Denise Scots-Knight (Chief Executive Officer)

Peter Bains (Non-Executive Director)

Dr. Jeremy Bender (Non-Executive Director)

Dr. Anders Ekblom (Non-Executive Director)

Kunal Kashyap (Non-Executive Director)

Dr. Deepa Pakianathan (Non-Executive Director)

Michael Wyzga (Non-Executive Director)

Dr. Brian Schwartz (Non-Executive Director)

(together, the “Directors”) Dear Shareholder,

Registered Office: 4th Floor, One Cavendish Place, London W1G 0QF 14 January 2021

Notice of General Meeting

1.	Introduction

The purpose of this document is to provide you with details of the General Meeting of the Company to be held on 1 February 2021 at 11.00 a.m. (London time) and convened by the formal Notice of General Meeting set out on page 8 of this document.

This letter also explains the resolutions which will be considered at the General Meeting, why the Directors consider the resolutions to be in the best interests of shareholders of the Company as a whole and why they recommend that you vote in favour of the resolutions.

2.	Business of the General Meeting

The business to be conducted at the General Meeting is limited to the following resolutions. Resolution 1 is proposed as an ordinary resolution. This means that for this resolution to be passed, more than half of the votes cast must be in favour of the resolution. Resolution 2 is proposed as a special resolution. This means that for this resolution to be passed at least three-quarters of the votes cast must be in favour of the resolution.

Resolution 1 – Authority to allot shares

This resolution is proposed as an ordinary resolution.

Under the Companies Act 2006, the directors of a company may only exercise the powers of the Company to allot shares of the Company, or grant rights to subscribe for, or to convert securities into, shares of the Company (other than in connection with an employee share scheme) if authorised to do so by the shareholders in a general meeting. The authority which is sought in respect of this is set out in Resolution 1, which would allow the Directors to allot new shares or grant rights to subscribe for, or convert other securities into, shares up to an aggregate maximum nominal amount of £1,540,760.28, representing 150% of the issued share capital of the Company, as at 13 January 2021, being the latest practicable date prior to publication of this document.

As at 13 January 2021, being the latest practicable date prior to publication of this document, the issued share capital of the Company comprised ordinary shares with an aggregate nominal value of £1,027,173.52.

This authority is sought for the reasons outlined in paragraph 3 below. If approved, the authority would expire on 30 June 2023, unless renewed, varied or revoked by the Company prior to that date.

Resolution 2 – Disapplication of pre-emption rights

This resolution is proposed as a special resolution.

Under section 561(1) of the Companies Act 2006, if the Directors wish to allot ordinary shares, or grant rights to subscribe for, or convert securities into, ordinary shares (which for this purpose includes a sale of treasury shares) for cash, other than pursuant to an employee share scheme, they must in the first instance offer them to existing ordinary shareholders in proportion to their holdings. There may be occasions, however, when the Directors need the flexibility to finance business opportunities by the issue of shares for cash without a pre-emptive offer to existing shareholders, as noted in greater detail in paragraph 3 below. This cannot be done under the Companies Act 2006 unless the shareholders have first waived their pre-emption rights.

Resolution 2 would allow the Directors to allot equity securities for cash pursuant to the authority given by Resolution 1 without first being required to offer them to existing ordinary shareholders. If approved, the resolution would authorise the Directors to allot ordinary shares, or grant rights to subscribe for, or convert securities into, ordinary shares up to an aggregate maximum nominal amount of £1,540,760.28 (which includes, for this purpose, the sale on a non-pre-emptive basis of any shares held in treasury), representing 150% of the issued share capital of the Company calculated as at 13 January 2021, the latest practicable date prior to the publication of this document, as if section 561(1) of the Companies Act 2006 did not apply to such allotment or grant or sale of treasury shares.

This power is sought for the reasons outlined in paragraph 3 below. If approved, the power would expire on 30 June 2023, unless renewed, varied or revoked by the Company prior to that date.

3.	Reasons for the Resolutions

In order to provide the Company with the flexibility to access additional capital to continue to implement the Company’s strategy when market conditions are appropriate, the Directors believe that it is in the best interests of the Company to be prepared in advance and have the ability to raise funds by issuing shares or other securities without the need to convene a general meeting should they determine that it is appropriate to do so. The authority to allot shares and the power to allot equity securities for cash without a pre-emptive offer to existing ordinary shareholders granted at the 2020 annual general meeting were in an amount of £288,070.78, which represented 77% of the aggregate nominal amount of Company’s share issued capital as at 26 May 2020 but would represent only 28% of the aggregate nominal amount of the Company’s share issued capital as at 13 January 2021, following the issue by the Company of new shares since May 2020. Accordingly, the authority and power proposed in Resolutions 1 and 2 would significantly increase the Directors’ flexibility to access additional capital and would allow the Company to better compete for capital against other companies incorporated in the US and elsewhere which are not subject to allotment or pre-emption restrictions such as those applicable to companies incorporated in England and Wales. Together with the Company’s ADS listing on Nasdaq (which facilitates investment in the Company from a broad number of specialised US healthcare investors), the Directors believe that this authority and power will significantly strengthen the Company’s ability to compete with its competitors.

The authority and power that will be granted to the Directors, if Resolutions 1 and 2 are passed, are primarily being requested to allow for the issue of shares (and, indirectly, ADSs), but would, if passed, also allow for the issue of other securities, including, for example, awards granted under the Company’s share schemes relating to non-employees.

The Directors note that the authority and power granted to the Directors at the Company’s 2019 annual general meeting were in an amount that represented 100% of the aggregate nominal amount of the Company’s issued share capital as at 17 May 2019. However, this authority and power was limited to the period until the Company’s 2020 annual general meeting. The authority and power proposed in Resolutions 1 and 2 would be in respect of a greater percentage of the current issued share capital and would be limited to an extended 29 month period.

The authority and power proposed in Resolutions 1 and 2 would be in addition to the existing authorities and powers granted to the Directors, including those granted at the Company’s 2020 annual general meeting and those granted at the general meeting of the Company held on 30 June 2020 for the purposes of its June 2020 private placement offering of $70 million. However, if the authority and power contemplated by Resolutions 1 and 2 are granted to the Directors, the Directors do not anticipate that the authority and power granted at the Company’s 2020 annual general meeting will be sought to be renewed or replaced at the 2021 annual general meeting.

4.	Attendance at General Meeting

The UK Government has introduced measures into English law restricting movement and gatherings to address the spread of COVID-19. Among other things, the measures currently prohibit persons in Tier 4 areas from leaving or being outside of the place where they are living without reasonable excuse and (subject to certain exceptions) from participating in gatherings consisting of two or more people in any indoor space. Every area of England is currently within the Tier 4 area. The Company and its shareholders are required to comply with these measures in the holding of the General Meeting.

For the purposes of the General Meeting, a quorum is two qualifying persons, as determined in accordance with the Companies Act 2006. However, as things currently stand, it is expected that, as permitted under the Corporate Insolvency and Governance Act 2020, the General Meeting will be held as a closed meeting and ordinary shareholders will not be allowed to attend the General Meeting in person. Accordingly, all shareholders are encouraged appoint the Chairman of the General Meeting as proxy to vote on the proposed resolutions in accordance with the instructions provided below. The Company will arrange for the presence of at least two qualifying persons at the General Meeting. If the COVID-19 measures are continuing at the time of the General Meeting, any ordinary shareholder seeking to attend the General Meeting in person will be refused entry.

The Company will continue to monitor UK government advice, which is evolving rapidly. In the event that our General Meeting arrangements have to change, the Company will post details on the Investors section of its website at www.mereobiopharma.com. Arrangements for our General Meeting are subject to change at short notice and it is recommended that you check for updates regularly.

The Board would like to take this opportunity to thank all shareholders for their continued support and understanding in these exceptional circumstances and wish them well during this time as we all continue to navigate the implications of COVID-19. We look forward to returning to full shareholder engagement as soon as reasonably possible.

5.	Action to be taken

Please submit your vote by proxy electronically using Link Group’s Signal Shares share portal service at www.signalshares.com or in hard copy form if you request a hard copy Form of Proxy from the Company’s registrar, Link Group. In order to be valid, proxy appointments must be submitted using Link Group’s Signal Shares share portal service or in hard copy form to Link Group at PXS 1, 34 Beckenham Road, Beckenham, Kent BR3 4ZF, in each case, by no later than 11.00 a.m. on 30 January 2021 or 48 hours before any adjourned meeting.

If you require a hard copy Form of Proxy (or assistance with how to complete, sign and return it) or assistance in submitting your proxy appointment electronically, please call Link Group on +44 (0)371 664 0391. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.30 p.m., Monday to Friday, excluding public holidays in England and Wales.

If you hold your ordinary shares in uncertificated form (i.e. in CREST), you may appoint a proxy for the General Meeting by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual issued by Euroclear so that it is received by the registrar (under CREST Participation ID RA10) by no later than 11.00 a.m. on 30 January 2021. The time of receipt will be taken to be the time from which the registrar is able to retrieve the message by enquiry to CREST in the manner proscribed by CREST.

Ordinarily, completion of a proxy would not preclude you from attending the General Meeting and voting in person if you so wish. However, this is subject to the Corporate Insolvency and Governance Act 2020 and the UK Government’s COVID-19 measures summarised in paragraph 4 above, which mean ordinary shareholders are not expected to be allowed to attend the General Meeting in person. You are encouraged to appoint the Chairman of the General Meeting as your proxy. If you appoint any person other than the Chairman of the General Meeting as your proxy, that person may not be allowed to attend the General Meeting.

6.	Recommendation

The Directors consider that the resolutions to be proposed at the General Meeting are in the best interests of the Company and its shareholders as a whole and are likely to promote the success of the Company. The Directors unanimously recommend that shareholders vote, or procure the vote, in favour of the proposed resolutions as they intend to do in respect of their own holdings of ordinary shares representing approximately 1.27% of the voting rights of the issued ordinary share capital of the Company as at    13 January 2020, being the latest practicable date prior to publication of this document.

Yours faithfully,

Peter Fellner

Chairman

MEREO BIOPHARMA GROUP PLC

(THE “COMPANY”)

(Registered and incorporated in England and Wales with Company number 09481161)

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a General Meeting of the Company will be held at 4th Floor, One Cavendish Place, London W1G 0QF, United Kingdom on 1 February 2021 at 11.00 a.m. (London time) to consider and, if thought fit, to pass the resolutions below, which in the case of resolution 1 is proposed as an ordinary resolution and in the case of resolution 2 is proposed as a special resolution.

ORDINARY RESOLUTION

1.

That, in addition to any authority previously conferred upon the Directors pursuant to section 551 of the Companies Act 2006 (the “Act”), the Directors be generally and unconditionally authorised in accordance with section 551 of the Act to exercise all the powers of the Company to allot shares in the Company or to grant rights to subscribe for, or to convert any securities into, shares in the Company up to a maximum aggregate nominal amount of £1,540,760.28, such authority to expire on 30 June 2023, save that the Company may, before such expiry, make offers or agreements which would, or might, require shares to be allotted or rights to subscribe for or to convert any securities into shares to be granted after such expiry and the Directors may allot shares or grant such rights under any such offer or agreement as if the authority conferred by this resolution had not expired.

SPECIAL RESOLUTION

2.

That, subject to the passing of resolution 1 and in addition to any power previously conferred upon the Directors pursuant to Chapter 3 of Part 17 of the Act, the Directors be generally empowered pursuant to section 570 and section 573 of the Act to allot equity securities for cash pursuant to the authority given by resolution 1 and to sell equity securities held as treasury shares for cash pursuant to section 727 of the Act, in each case as if section 561(1) of the Act did not apply to any such allotment or sale, provided that this power shall be limited to the allotment or sale of equity securities up to an aggregate nominal value of £1,540,760.28, such power to expire on 30 June 2023, save that the Company may, before such expiry, make offers or agreements which would or might require equity securities to be allotted and equity securities held as treasury shares to be sold after such expiry, and the Directors may allot equity securities and sell equity securities held as treasury shares in pursuance of any such offer or agreement as if the power conferred hereby had not expired.

For the purposes of this resolution, references to the allotment of equity securities shall be interpreted in accordance with s560 of the Act.

BY ORDER OF THE BOARD

Charles Sermon	REGISTERED OFFICE

Company Secretary	4th Floor
One Cavendish Place
London W1G0QF
14 January 2021

Notice of General Meeting Notes:

Entitlement to Attend and Vote

1.

To be entitled to attend and vote at the meeting (and for the purposes of the determination by the Company of the votes that may be cast in accordance with Regulation 41 of the Uncertified Securities Regulations 2001), only those members registered in the Company’s register of members at 11.00 a.m. on 30 January 2021 (or, if the meeting is adjourned, 48 hours before the adjourned meeting) shall be entitled to attend and vote at the meeting. Changes to the register of members of the Company after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.

Appointment of Proxies

2.

If you are a member of the Company at the time set out in note 1 above, you are entitled to appoint a proxy to exercise all or any of your rights to attend, speak and vote at the meeting. You can appoint a proxy only using the procedures set out in these notes and the notes to the proxy form.

3.

A proxy does not need to be a member of the Company but must attend the meeting to represent you. If you wish your proxy to speak on your behalf at the meeting you will need to appoint your own choice of proxy (not the Chairman) and give your instructions directly to them.

4.

You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please indicate on your proxy submission how many shares it relates to.

5.

A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the Resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting.

Appointment of Proxy Using Hard Copy Proxy Form

6.

A hard copy form of proxy has not been sent to you but you can request one directly from the registrars, Link Group’s general helpline team +44 (0)371 664 0391. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.30 p.m., Monday to Friday, excluding public holidays in England and Wales. Alternatively, you can request a hard copy form of proxy via email at shareholderenquiries@linkgroup.co.uk or via postal address at Link Group, PXS1, 34 Beckenham Road, Beckenham, Kent BR3 4ZF. In the case of a member which is a company, the proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form.

Appointment of a Proxy Online

7.

You may submit your proxy electronically using the Share Portal service at www.signalshares.com. Shareholders can use this service to vote or appoint a proxy online. The same voting deadline of 48 hours before the time of the meeting applies. Shareholders will need to use the unique personal identification Investor Code (“IVC”) printed on your share certificate. If you need help with voting online, please contact our Registrar, Link Group’s portal team on 0371 664 0391 or via email at shareholderenquiries@linkgroup.co.uk. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.30 p.m., Monday to Friday, excluding public holidays in England and Wales.

Appointment of Proxies through CREST

8.

CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for the meeting and any adjournment(s) of it by using the procedures described in the CREST Manual (available from https://www.euroclear.com/site/public/EUI). CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s (EUI) specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the issuer’s agent (ID: RA10) by no later than 11.00 a.m. on 30 January 2021. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time.

In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Appointment of Proxy by Joint Members

9.

In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding, the first-named being the most senior.

Changing Proxy Instructions

10.

To change your proxy instructions simply submit a new proxy appointment using the methods set out above. Note that the cut- off times for receipt of proxy appointments (see above) also apply in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded. Where you have appointed a proxy using a hard-copy proxy form and would like to change the instructions using another hard-copy proxy form, please contact Link Group as per the communication methods shown in note 7. If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.

Termination of Proxy Appointments

11.

In order to revoke a proxy instruction, you will need to inform the Company by sending a signed hard copy notice clearly stating your intention to revoke your proxy appointment to Link Group, at the address shown in note 7. In the case of a member which is a company, the revocation notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the revocation notice is signed, or a duly certified copy of such power or authority, must be included with the revocation notice. The revocation notice must be received by Link Group no later than 48 hours before the meeting. If you attempt to revoke your proxy appointment but the revocation is received after the time specified then, subject to the paragraph directly below, your proxy appointment will remain valid. Ordinarily, completion of a proxy would not preclude you from attending the General Meeting and voting in person if you so wish. However, this is subject to the UK Government’s COVID-19 measures summarised in paragraph 4 of the letter from the Chairman of the Company dated 14 January 2021, which mean ordinary shareholders are not expected to be allowed to attend the General Meeting in person.

Corporate Representatives

12.

A corporation which is a member can appoint one or more corporate representatives who may exercise, on its behalf, all its powers as a member provided that no more than one corporate representative exercises powers over the same share.

Issued Shares and Total Voting Rights

13.

As at close of business on the day immediately prior to the date of posting of this notice of General Meeting, the Company’s issued share capital comprised 342,391,173 ordinary shares. Each ordinary share carries the right to one vote at a general meeting of the Company and, therefore, the total number of voting rights in the Company as at close of business on the day immediately prior to the date of posting of this notice of General Meeting is 342,391,173.

Electronic address

14.

You may not use any electronic address (within the meaning of Section 333(4) of the Companies Act 2006) provided in this notice of General Meeting (or in any related documents including the form of proxy) to communicate with the Company for any purposes other than those expressly stated.

COVID-19

15.

As a result of restrictions on movement and gatherings introduced by the The Health Protection (Coronavirus, Restrictions) (All Tiers) (England) Regulations 2020 and in accordance with the Corporate Insolvency and Government Act 2020, each as amended and/or supplemented from time to time, other than the presence of two persons to be arranged by the Company at the meeting and notwithstanding the foregoing Notes, members are not expected to be allowed to attend the meeting in person. Members’ attention is drawn to the letter from the Chairman of the Company dated 14 January 2021.

MEREO BIOPHARMA GROUP PLC

4th Floor

One Cavendish Place

London W1G 0QF

United Kingdom

Perivan    260394